

February 4, 2015

<u>Via E-mail</u>
Mr. Roger K. Newport
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Point Drive
West Chester, Ohio 45069

     RE: AK Steel Holding Corporation
              Form 10-K for the Year Ended December 31, 2013
              Filed February 21, 2014
              File No. 1-13696

Dear Mr. Newport:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ John Cash

                       John Cash
                       Accounting Branch Chief